UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016

Commission File Number: 001-35530

BROOKFIELD RENEWABLE

PARTNERS L.P.

(Translation of registrant’s name into English)

73 Front Street, 5th Floor
Hamilton HM 12
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

The information contained in Exhibits 5.1, 8.1 and 99.1 of this Form 6-K is incorporated by reference into the registrant’s following registration statement on Form F-3: File No. 333-197485.

EXHIBIT LIST

Exhibit

5.1	Opinion of Appleby (Bermuda) Limited, dated June 7, 2016, relating to certain matters under the laws of Bermuda.

8.1	Opinion of Torys LLP, dated June 7, 2016, relating to tax matters.

99.1

Underwriting Agreement, dated June 6, 2016 among Scotia Capital Inc., Barclays Capital Canada Inc., HSBC Securities (Canada) Inc., TD Securities Inc., CIBC World Markets Inc., Citigroup Global Markets Canada Inc., Deutsche Bank Securities Inc., Merrill Lynch Canada Inc., RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., J.P. Morgan Securities Canada Inc., National Bank Financial Inc., Desjardins Securities Inc., FirstEnergy Capital Corp., Industrial Alliance Securities Inc., Manulife Securities Incorporated, Raymond James Ltd. and Brookfield Renewable Partners L.P.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD RENEWABLE PARTNERS, L.P. by its general partner, Brookfield Renewable Partners Limited

Date: June 7, 2016	By:	/s/ Jane Sheere
		Name:	Jane Sheere
		Title:	Secretary

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